UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.  1 )*

                           SeaBright Holdings, Inc.
                              (Name of Issuer)

                         Common Stock, $0.01 Par Value
                        (Title of Class of Securities)

                                   811656107
                                 (CUSIP Number)

                              Steven M. Mariano
                   401 East Las Olas Boulevard, Suite 1650
                     Fort Lauderdale, Florida  33301-4252
                              (954) 670-2900

                               With a copy to:
                          Christopher A. Pesch, Esq.
                            Polsinelli Shughart PC
                     161 North Clark Street, Suite 4200
                        Chicago, Illinois 60601-3316
                               (312) 819-1900


               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                January 18, 2012
         (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811656107

1	Names of Reporting Persons.  Steven M. Mariano

2	Check the Appropriate Box if a Member of a Group (See Instructions).

        (a) [   ]
        (b) [X]

3	SEC Use Only.

4	Source of funds  PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)?  [   ]

6	Citizenship of Place of Organization.  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7	Sole Voting Power 399,625
8	Shared Voting Power  694,720 (1)
9	Sole Dispositive Power  399,625
10	Shared Dispositive Power  694,720 (1)

11	Aggregate Amount Beneficially Owned by Each
        Reporting Person.  1,094,345 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)  [   ]

13	Percent of Class Represented by Amount in Row (11).  4.90% (1) (2)

14	Type of Reporting Person (See Instructions). IN


(1) Patriot National Insurance Group, Inc. (Patriot) holds 694,720 shares of the Shares reported on this Schedule 13D. As a majority owner, Chairman, President and Chief Executive Officer, of Patriot, Mr. Mariano may be deemed to control Patriot. Thus, both Patriot and Mr. Mariano may be considered to have beneficial ownership of the Shares held by Patriot.
(2) Based on 22,332,549 shares of Common Stock of the Issuer outstanding at November 3, 2011, as reported in the quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission (the Commission) on November 4, 2011.


CUSIP No. 811656107

1	Names of Reporting Persons.  Patriot National Insurance Group, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions).
        (a) [   ]
        (b) [X]

3	SEC Use Only.

4	Source of funds  WC

5	Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)  [   ]

6	Citizenship of Place of Organization.  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7	Sole Voting Power  0
8	Shared Voting Power  694,720 (1)
9	Sole Dispositive Power  0
10	Shared Dispositive Power 694,720 (1)

11	Aggregate Amount Beneficially Owned by Each
        Reporting Person. 1,094,345 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)  [   ]

13	Percent of Class Represented by Amount in Row (11). 4.90% (1) (2)

14	Type of Reporting Person (See Instructions).  IC, HC, CO


(1) Patriot holds 694,720 shares of the Shares reported on this Schedule 13D. As majority owner, Chairman, President and Chief Executive Officer of Patriot, Mr. Mariano may be deemed to control Patriot. Thus, both Patriot and Mr. Mariano may be considered to have beneficial ownership of the Shares held by Patriot.

(2) Based on 22,332,549 shares of Common Stock of the Issuer outstanding at November 3, 2011, as reported in the quarterly report of the Issuer on Form 10-Q for the quarter ended September 30, 2011, filed with the Commission on November 4, 2011.


Item 1.  Security and Issuer

This first amendment to the Schedule 13D filed on January 6, 2012, relates to the beneficial ownership of the Common Stock, $0.01 Par Value, (the Shares) of SeaBright Holdings, Inc. (the Company), a Delaware corporation whose principal executive offices are located at 1501 4th Avenue, Suite 2600, Seattle, Washington 98101-1664.

Item 2.  Identity and Background

(a) through (c) This amendment is filed jointly by the following reporting persons (together, the Reporting Persons) as permitted by Rule 13d-1(k) promulgated by the Commission under Section 13 of the Securities Exchange Act of 1934. The Reporting Persons are:

          Steven M. Mariano (Mariano)
          Patriot National Insurance Group, Inc. (Patriot)

Item 3.	  Source and Amount of Funds or Other Consideration

Since date of filing of the original statement, the Reporting Persons have disposed of 54,000 Shares in open market transactions. The information from
Item 5(c) of this amended statement is incorporated in this Item 3 by reference.

Item 4. Purpose of Transaction

Each of the Reporting Persons made the sales noted in this statement in accordance with their respective investment purposes, as previously disclosed in the Schedule 13D filed on January 6, 2012.

Item 5.  Interest in Securities of Issuer

(a) & (b). The information from lines 7-11 of the cover pages, inclusive, and lines 13 of the cover pages of this Schedule 13D Amendment No. 1 corresponding to each of the Reporting Persons is incorporated in this Item 5 by reference.
(c)	Patriot effected open market transactions of the following amounts of
Shares through its broker-dealer since its most recent filing of Schedule 13D:

                 Date      Action      Amount      Price Per Share*
              1/13/2012     Sell       10,000           $7.40

Mariano effected open market transactions of the following amount of Shares through his broker-dealer since his most recent filing of Schedule 13D:

                  Date     Action      Amount      Price Per Share
	       1/17/2012    Sell       10,000            $7.52
               1/18/2012    Sell       20,000            $7.55
               1/19/2012    Sell       14,000            $7.66


 (e) 	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on January 18, 2012.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1 	Exhibit 99.1 to the Schedule 13D filed on January 5, 2012 is incorporated by reference herein as Exhibit 99.1.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2012                  STEVEN M. MARIANO



                                        /s/ Steven M. Mariano


Date: January 20, 2012			PATRIOT NATIONAL INSURANCE GROUP, INC.

                                           By:  /s/ Steven M. Mariano
                                              Steven M. Mariano, President